EXHIBIT 99.1

Inventiva reports 2025 Third Quarter Financial Information1

  Cash and cash equivalents at €97.6 million, and €24.7 million in short-term deposits2 as of September 30, 2025.
  Revenues of €4.5 million for the first nine months of 2025.
  Cash runway expected until the end of the first quarter of 20273, including net proceeds from the November 2025 public offering.

Daix (France), New York City, (New York, United States), November 21, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) ("Inventiva" or the "Company"), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis ("MASH"), today reported its cash position as of September 30, 2025 and its revenues for the first nine months of 2025.

Cash and cash equivalents

As of September 30, 2025, the Company’s cash and cash equivalents amounted to €97.6 million, compared to cash and cash equivalents at €96.6 million as of December 31, 2024.

Net cash used in operating activities amounted to (€76.3) million in the first nine months of 2025, compared to (€63.7) million for the same period in 2024, up by 20%, while R&D expenses for the first nine months of 2025 were slightly lower by 11% at (€64.6) million, compared to the same period of 2024. The increase in net cash used in operating activities is due to working capital evolution and, to a lesser extent, the net cash impact of the implementation of the Company’s previously disclosed pipeline prioritization plan initiated in the first half of 2025.

Net cash used in investing activities for the first nine months of 2025 amounted to (€25.0) million, compared to €8.9 million generated for the same period in 2024. The change is mostly due to the variation in short-term2 deposits during the period.

Net cash generated from financing activities for the first nine months of 2025 amounted to €103.4 million, compared to €41.9 million in the same period in 2024. Net cash generated from financing activities during the first nine months of 2025 primarily comes from the receipt of gross proceeds of €115.6 million (net proceeds of €108.0 million) from the settlement in May 2025 of the second tranche4 of the structured financing announced by the Company in October 2024 (the “Structured Financing”). Net cash generated from financing activities during the first nine months of 2024 was mainly comprised of (i) the second tranche of €25 million drawn in January 2024 under the unsecured loan agreement granted by the European Investment Bank, and (ii) the issuance of royalty certificates in July 2024 for €20.1 million.

Over the first nine months of 2025, the Company recorded a negative exchange rate effect on cash and cash equivalents of (€1.0) million, compared to none for the same period in 2024, due to the evolution of the EUR/USD exchange rate.

Financial information after closing the accounts

In November 2025, the Company completed a public offering in the United States of 44,805,193 American Depositary Shares (“ADSs”) for aggregate gross proceeds of approximately €149 million (€139.3 million net proceeds)5, including the exercise in full of the underwriters’ option to purchase additional ADSs.

Considering its current cost structure and forecasted expenditures, the Company estimates that its cash, cash equivalents and short-term deposits, including the net proceeds from the public offering, should enable it to finance its operations until the end of the first quarter of 2027. Assuming the potential exercise in full of the Tranche 3 warrants issued in the Structured Financing for proceeds of up to €116.0 million, the Company estimates that such potential additional proceeds would enable it to finance its activities until the middle of the third quarter of 20276.

Revenues

Revenues for the first nine months of 2025 amounted to €4.5 million, compared to none generated for the same period in 2024.

Revenues recorded by the Company in the first nine months of 2025 consist mainly of the $10 million gross proceeds (net proceeds of €8.6 million) milestone payment invoiced to Chia Tai Tianqing Pharmaceutical Group (“CTTQ”) and the $5 million (€4.3 million) credit notes recognized under the license agreement with CTTQ following the closing of the second tranche of the Structured Financing in May 2025. The milestone payment from CTTQ was received in July 2025.

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Next key milestones expected

  Topline results of NATiV3 – expected in the second half of 2026

Upcoming shareholders meeting

  Combined General Meeting of Shareholders – November 27, 2025

Upcoming investor conference participation

  Euronext Tech Leaders Forum – November 26, 2025 – Paris
  Piper Sandler 37th Annual Healthcare Conference – December 2-4, 2025 – New York

Upcoming scientific conference participation

  MASH-TAG – January 7-11, 2026 – Park City

Next financial results publication

  Full-Year 2025 Revenues and cash and cash equivalents: Thursday, February 16, 2026 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). http://www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	ICR Healthcare Media Relations Alexis Feinberg inventivapr@icrhealthcare.com +1 203 939 2225	ICR Healthcare Investor relations Patricia L. Bank patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, unaudited financial information, forecasts and estimates with respect to Inventiva’s cash resources, the potential exercise by investors of warrants and pre-funded warrants, including the warrants and pre-funded warrants issued in connection with the Structured Financing, the potential benefit of the pipeline prioritization plan and related workforce reduction, and Inventiva’s future activities, expectations, plans, growth and prospects of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will", "would", "could", "might", "should", "designed", "hopefully", "target", "potential", "opportunity", "possible", "aim", and "continue" and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, that the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, on the expected timing or at all, and whether, when and to what extent dilutive instruments may be exercised, and by which holders, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025, the interim financial report for the six months ended June 30, 2025 published on September 29, 2025 and the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the "SEC") on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption "Risk Factors", and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Non-audited financial information.
2 Short-term deposits were included in the category “other current assets” in the IFRS unaudited interim condensed consolidated statement of financial position and were considered by the Company as liquid and easily available.
3 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company, any proceeds from the potential exercise of the Tranche 3 warrants issued in the Structured Financing and any additional expenditures related to other product candidates or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.
4 Press release of May 5, 2025
5 Based on the exchange rate of €1.00 = $1.1576 as published by the European Central Bank on November 12, 2025
6 These estimates are based on the Company’s current business plan and exclude any potential milestones payable to or by the Company and any additional expenditures related to other product candidates or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based these estimates on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated. There can be no assurance whether, and to which extent, the Tranche 3 warrants will be exercised, if at all.

Attachment

  Inventiva - PR - Q3 2025 CA Cash - EN - 11 21 2025 (https://ml-eu.globenewswire.com/Resource/Download/c3e93ec8-755f-4289-9dc9-059428498539)